Exhibit 99.1

ALARUM TECHNOLOGIES Ltd.

Notice of Annual and Extraordinary General Meeting of shareholders

Notice is hereby given that an annual and extraordinary general meeting of shareholders (the “Meeting”) of Alarum Technologies Ltd. (the “Company”) will be held at the Company’s counsel’s offices, Sullivan & Worcester Tel Aviv (Har Even & Co.), at 28 Ha’Arbaa Street, Hagag Tower, North Building, 34th Floor, Tel Aviv, Israel, on August 7, 2025, at 3:00 p.m. Israel time.

The Company is a Dual-Listed Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760–2000.

The following matters are on the agenda for the Meeting:

1.	To re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.

2.	To re-appoint Mr. Chen Katz and Mr. Avi Rubinstein, each for a three-year term as Class III directors of the Company, until the Company’s annual general meeting of shareholders in the year 2028 and until their respective successors are duly elected and qualified.

3.	To approve a grant of restricted share units to Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director.

4.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2024.

The Company’s board of directors (the “Board of Directors”) recommends that you vote in favor of the proposed resolutions, which are described in the attached proxy statement.

Shareholders of record at the close of business on July 9, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

By appointing “proxies,” shareholders and holders of American Depositary Shares representing the Company’s ordinary shares, no par value, and holders of ordinary shares, no par value (the “ADSs” and “Ordinary Shares”, respectively), may vote at the Meeting, whether or not they attend. If a properly executed proxy is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form.

A form of proxy card for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to ADS holders and holders of Ordinary Shares

Shareholders and ADS holders may revoke their proxy card or voting instruction form (as applicable) at any time before the deadline for receipt of proxy card or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy card or voting instruction form (as applicable) bearing a later date.

ADS holders

ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

ADS holders should return their proxies by the date set forth on their voting instruction form.

Shareholders registered in Israel

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange Ltd. (“TASE”) may also vote through the attached proxy card by completing, dating, signing and mailing the proxy card to the Company’s offices no later than August 7, 2025, at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders through members of the TASE

Shareholders who hold shares through members of the TASE and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than August 7, 2025, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended.

Alternatively, shareholders who hold Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority no later than August 7, 2025, at 9:00 a.m. Israel time (six hours before the time of the Meeting). You should receive instructions about electronic voting from TASE member through which you hold your Ordinary Shares.

If you are a beneficial owner of shares registered in the name of a member of TASE and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israeli Companies Law, 5759-1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the proxy statement.

Sincerely,

Chen Katz
Chairman of the Board of Directors

July 2, 2025